Filed by HEARx Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934
Subject Company: Helix Hearing Care of America Corp.
Registration Statement No. 333-73022

Company Contact: Paul A. Brown, M.D. Chairman of the Board HEARx Ltd. (561) 478-8770 Ext. 123	The Investor Relations Company: Karl Plath or Brien Gately (847) 564-5610

HEARx SIGNS CREDIT AGREEMENT WITH HELIX

West Palm Beach, FL, — May 2, 2002 HEARx Ltd. (AMEX: EAR) Paul A. Brown, M.D., Chairman of the Board and Chief Executive Officer, announced today that HEARx has entered into a credit agreement with Helix Hearing Care of America Corporation (TSE: HCA) and its subsidiaries. Subject to Helix meeting the conditions to closing as provided in the credit agreement, HEARx will extend to Helix up to $9.42 million in the form of a senior secured loan. The loans will be secured by all of the assets of Helix and its subsidiaries. Loans made under the credit agreement will bear interest at a rate equal to prime plus 1%.

Funds drawn by Helix under the credit agreement must be used for the specific purposes identified in the credit agreement. The use of these loan proceeds includes repayment by Helix of all of its outstanding convertible debt and a portion of its non-convertible debt, with the interest rates as high as 13 3/4% and payment by Helix of up to $1 million of expenses related to the pending combination transaction with HEARx.

Outstanding principal and interest of the loans will be due and payable on August 9, 2003, but may be repaid in whole or in part prior to that date without penalty. Prior to August 9, 2003, outstanding loans and interest thereon must be repaid from proceeds of (1) the sale of Helix assets or the issuance by Helix of any equity or debt securities, and (2) annually from excess cash flow.

The credit agreement contains loan covenants customary for a credit facility of this size and nature, including limitations on the amount of annual capital expenditures by Helix, the incurrence by Helix of additional debt or the issuance by Helix of additional equity. The credit agreement provides for the suspension of access to further funds and the repayment of all then outstanding loans under the agreement in the event of a material adverse change in Helix or its subsidiaries, a change in control of Helix or a termination of Helix’s previously announced merger agreement with HEARx. HEARx anticipates that it will fund the loans under the credit agreement through its previously announced credit facility with Siemens Hearing Instruments, Inc.

HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Eighty HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

HEARx has filed a joint proxy and registration statement on Form S-4 with the U.S. Securities and Exchange Commission concerning the combination with Helix. The Form S-4 is currently undergoing review by the SEC. It is expected that Helix will file certain documentation with the Canadian securities commission. Upon completion of the now pending SEC review process, HEARx and Helix intend to provide to their stockholders copies of the joint proxy and registration statement and other required documents. Investors and security holders are urged to read the joint proxy and registration statement and other relevant documents carefully when they are made available. These documents will contain important information about the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HEARx:	1250 Northpoint Parkway West Palm Beach, Florida 33407 Attention: Corporate Secretary	Helix:	7100 Jean-Talon East – Suite 610 Montreal, Quebec, H1M 3S3 Attention: Corporate Secretary

The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. These persons include Paul A. Brown, M.D., Mr. Stephen Hansbrough and Mr. Bryan Burgett for HEARx and Mr. Steve Forget and Mr. Frank Tellier for Helix. Collectively, as of March 31, 2002, the directors and executive officers of HEARx and Helix may be deemed to beneficially own approximately 19.8% and 42.2%, respectively, of the outstanding shares of the companies’ stock.

Security holders of HEARx and Helix may obtain additional information regarding the interests of such participants by reading the joint proxy and registration statement when it becomes available.

Company Contact HEARx: Paul A. Brown, M.D., Chairman of the Board at (561) 478-8770 Ext. 123

Company Contact Helix Hearing Care of America Corp.: Mr. Steve Forget, President and C.E.O. at (514) 353-0001